Exhibit 99.2

Golden Sun Education Group Limited Announces Closing of
US$20,240,000 Initial Public Offering and Full Exercise of
Underwriter’s Over-Allotment Option

Shanghai, China, June 24, 2022 (GLOBE NEWSWIRE) -- Golden Sun Education Group Limited (the “Company” or “Golden Sun”) (Nasdaq: GSUN), a provider of tutorial services in China, today announced the closing of its initial public offering (the “Offering”) of 5,060,000 Class A ordinary shares at a public offering price of US$4.00 per Class A ordinary shares, which included 660,000 Class A ordinary shares issued pursuant to the full exercise of the underwriter’s over-allotment option.

The Company received aggregate gross proceeds of US$20,240,000 from the Offering, before deducting underwriting discounts and other related expenses. The Class A ordinary shares began trading on the Nasdaq Capital Market on June 22, 2022 under the ticker symbol “GSUN.”

Proceeds from the Offering will be used for (i) acquisitions of tutorial centers for non-English foreign language for Gaokao, as well as overseas schools and tutorial centers; (ii) research and development of the courses related to non-English foreign language for Gaokao, and the expansion of the operating center for non-English foreign language for Gaokao; (iii) acquisitions of tutorial centers for language training; (iv) the recruitment and retention of teachers and management personnel; and (v) working capital and other general corporate purposes.

The Offering was conducted on a firm commitment basis. Network 1 Financial Securities, Inc. acted as the sole underwriter and book-running manager for the Offering. Hunter Taubman Fischer & Li LLC acted as the U.S. counsel to the Company, and Sichenzia Ross Ference LLP acted as the U.S. counsel to Network 1 Financial Securities, Inc. in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-255891) and was declared effective by the SEC on June 21, 2022. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241, Red Bank, NJ 07701, Attention Karen (Huiyun) Mu, by email at kmu@netw1.com, or by calling +1 (800)-886-7007. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Golden Sun Education Group Limited

Established in 1997 and headquartered in Shanghai, China, Golden Sun Education Group Limited is a provider of tutorial services in China with over twenty years of experience providing educational services that focus on the development of each of its student’s strengths and potential, and the promotion of life-long skills and interests in learning. Golden Sun has three tutorial centers, one educational company that partners with high schools to offer language classes to its students, and one logistics company that provides logistic and consulting services. The tutorial centers of Golden Sun focus on different groups of targeted students by offering different tutorial programs. As for foreign language tutoring, Golden Sun offers English, Spanish, German, French and Japanese courses to students who intend to study abroad, individuals seeking jobs that require certain proficiency in these languages, and companies or organizations whose workers need to have certain proficiency in these languages. For more information, visit the Company’s website at ir.jtyjyjt.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Golden Sun Education Group Limited

Investor Relations Department
Email: ir@cngsun.com

Ascent Investors Relations LLC

Tina Xiao
President
Phone: +1 917-609-0333
Email: tina.xiao@ascent-ir.com